Regina, Saskatchewan – TheNewswire - July 19, 2024 — Above Food Corp. ("**Above Food**" or the "**Company**"), an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, today announced it will hold a conference call to discuss business updates on Thursday, July 25, 2024 at 4:30 p.m. ET. Speaking on the call will be Lionel Kambeitz, Co-Founder, CEO and Executive Chairman, Jason Zhao, CFO, and Martin Williams, Co-Founder and Vice President.

Investors interested in participating in the live call can dial (877) 407-9208 from the U.S. International callers can dial (201) 493-6784. A telephone replay will be available after the call concludes and will be available through August 8, 2024, by dialing (844) 512-2921 from the U.S., or (412) 317-6671 from international locations, and entering confirmation code 13748040.

There also will be a simultaneous, live webcast available on the Investors section of the Company's web site at www.abovefood.com.

About Above Food

Above Food Corp. is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food's vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary genomic capabilities with seeds that leverage the power of artificial intelligence, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food's consumer products and brands are available in leading grocers across Canada and the United States.

Contacts Media:

media@abovefood.com

Investors:

investors@abovefood.com